Enstar Group Limited
P.O. Box HM 2267
Windsor Place, 3rd Floor, 22 Queen Street
Hamilton HM JX, Bermuda

October 15, 2018
Via EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Office of Healthcare and Insurance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:    Enstar Group Limited
Form 10-K for the Year Ended December 31, 2017
Filed February 28, 2018
File No. 001-33289

Dear Mr. Rosenberg:
Enstar Group Limited (“Enstar”, the “Company”, “our”, or “we”) has carefully considered the comments you have raised in telephone calls with us over the last several weeks relating to our correspondences on August 29, 2018, August 1, 2018, and July 3, 2018. We respectfully provide our responses below. For your convenience, the text of each comment in your most recent letter is reproduced below before our response.
Comment 1:
Notes to Consolidated Financial Statements
2. Significant Accounting Policies
(o) Retroactive Reinsurance and Deferred Charges, page 124

We acknowledge the information provided in your response to our prior comment one. You assert on page 2 that your recognition of a deferred charge is “symmetrical” to ceding company guidance in ASC 944. That guidance requires immediate recognition of all losses arising at the inception of a ceded reinsurance agreement. Please explain this apparent inconsistency and provide a revised analysis supporting your accounting treatment for assumed retroactive reinsurance contracts.
Response:
There is no specific accounting guidance issued by the Financial Accounting Standards Board ("FASB") on how assuming companies should account for retroactive reinsurance contracts. Therefore, we infer from other technical guidance when determining our accounting treatment of these contracts, as described on page 2 of our August 1, 2018 response to the Staff's initial letter dated July 3, 2018.
If there was a Day 1 loss on a contract then we would record it through earnings, while if there was a Day 1 gain then we would defer it, similar to the ceding company guidance under ASC 944. However, on Day 1, the contracts we enter into are always expected to be profitable over their contractual life, otherwise we would not enter into the contracts.
We have amended our previous response relating to initial measurement of the deferred charge, as shown below, to remove the reference to "symmetrical" and to provide further information regarding our accounting upon initial measurement of a contract:

Enstar’s loss portfolio transfer (“LPT”) reinsurance transactions provide indemnification to ceding companies for past losses under short-duration insurance contracts that they have previously written or assumed. The loss events covered by these LPT reinsurance agreements have already occurred prior to the inception date of the agreements and there is no exposure to further loss events that may occur after the inception date. These contracts therefore qualify for retroactive reinsurance accounting in accordance with the definitions in the Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) 944-20-20 and the guidance in ASC 944-20-15-34B, included in Appendix A [as provided in our letter dated August 1, 2018]. Since Enstar did not originally underwrite the business covered by, or incur the unpaid claims liabilities it assumes through these LPT reinsurance agreements, Enstar prices these transactions with the expectation that they will generate profits in the future as the assumed business is run-off over time. Under these LPT reinsurance agreements, the premium consideration is paid to us in full by the ceding companies at the inception of the contract although the liabilities are typically longer tail lines of business such as workers compensation, asbestos and environmental exposures which are expected to be settled over extended periods of time. The premium consideration that we charge the ceding companies may be lower than the undiscounted liability for unpaid claims due to the “time value of money”. After receiving the premium consideration in full from our cedents at the inception of the contract, we invest the premium received over an extended period of time thereby generating substantial investment income. We expect to generate profits from these contracts when taking into account the premium received and expected investment income, less contractual obligations and expenses.
Since there is no specific accounting guidance on how assuming companies should account for short-duration retroactive reinsurance contracts, our accounting for deferred charges follows the accounting guidance ~~for ceding entities~~ in ASC 944 - Financial Services - Insurance, as well as for deposit assets and liabilities in ASC 340 - Other Assets and Deferred Costs, as described below.

a.	Initial Measurement of Deferred Charges:
For initial measurement, where we have entered into a contract that is expected to be profitable, as discussed above, we record a deferred charge or deferred gain, representing the difference between the consideration received and the liabilities assumed, for the following reasons:

•
~~This accounting treatment is symmetrical to the ceding company guidance in ASC 944. The following guidance relates to accounting for short-duration retroactive reinsurance contracts by the companies ceding the liabilities to Enstar:~~

~~ASC 944-605-25-22 states that “Amounts paid for retroactive reinsurance of short-duration contracts that meets the conditions for reinsurance accounting shall be reported as reinsurance recoverables to the extent those amounts do not exceed the recorded liabilities relating to the underlying reinsured contracts. If the recorded liabilities exceed the amounts paid, reinsurance recoverables shall be increased to reflect the difference and the resulting gain deferred” - Emphasis added.~~
~~ASC 944 does not explicitly address retroactive reinsurance accounting for an assuming company such as Enstar, and it does not require nor preclude assuming companies from following symmetrical accounting to that of a ceding company.~~

•
The ceding company guidance in ASC 944-605-25-22 and ASC 944-605-25-23 does not address retroactive reinsurance for assuming companies. Our accounting approach does acknowledge the principles of this guidance and we would defer a gain on Day 1, or recognize a loss on Day 1, if such a loss existed. However, as discussed above, we do not believe the contracts we enter into are loss-making. Accordingly, we initially recognize a deferred charge asset which is then subsequently amortized through earnings over the life of the contract.

•
The recording of the gross undiscounted liability as well as the deferred charge asset results in a similar outcome to that of some of our ceding companies who follow the guidance in ASC 944-20-S99-1 (SAB Topic 5.N), included in Appendix A [as provided in our letter dated August 1, 2018], to record their unpaid claims liabilities on a discounted basis where the conditions stipulated for carrying discounted liabilities are met.

•
It is consistent with the business combination accounting guidance which we use to fair value liabilities assumed when we acquire a company. We follow the guidance in ASC 944-805-30-1, included in Appendix A [as provided in our letter dated August 1, 2018], when we acquire a company in a business combination transaction. This requires acquired liabilities to be fair valued as part of the acquired balance sheet. In our situation with LPT reinsurance agreements, the fair value of an LPT reinsurance transaction is the consideration we receive. The deferred charge is an intangible asset representing the difference between the liability assumed and the fair value of assets received. In aggregate, the liabilities assumed less the deferred charge asset represents the fair value of the consideration received.
We also incorporate our initial response on August 1, 2018 relating to sections "b. Amortization of Deferred Charges" and "c. Assessing the Impairment of Deferred Charges" without amendment.
Comment 2:
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

We acknowledge the information provided in your response to prior comment three. We continue to believe, however, that your existing presentation under ASU 2015-09 is incomplete and that loss development for the NLRO segment, as presented therein, has been distorted by inclusion of the “take-on impact” and related “net incurred losses and LAE” beginning only at the acquisition date with no recasting of prior periods. If recasting is not practicable, we believe that the 10-year tables should be revised to remove business acquisitions and retroactive reinsurance agreements that you have presented prospectively. Please provide us revised tables that exclude amounts related to these acquisitions of businesses/consummations of retroactive reinsurance agreements. Provide us additional tables that include them from the date of acquisition/consummation showing, separately for the year of acquisition/consummation, the development from that date. At a minimum, an additional table should be provided for each year of acquisition/consummation and further disaggregated into separate tables, if it combines lines with significantly different characteristics.
Response:
We acknowledge that the basis of presentation of the loss development tables in our 2017 Form 10-K, whilst being compliant with ASU 2015-09 as codified in ASC 944, has resulted in loss development information that was not representative of our actual loss development. On pages 165, 171 and 172 of our 2017 Form 10-K filing we had highlighted these issues and the challenges that we had with applying the guidance to the unique business model in our Non-life Run-off segment.
We have proposed a revised basis of presentation, as shown in Appendix A, which we believe is also compliant with ASC 944 and would provide loss development information that we believe is more useful. We are unable to separately remove business acquisitions and retroactive reinsurance agreements as that is the nature of business of the segment. In order to remove the distorting "take-on" effects of new transactions, of which we have numerous transactions each year in this segment, the revised approach presents ten-year loss development tables by accident year for each of the ten most recent years of acquisition, if significant. We will also provide loss development tables by accident year for significant lines of business within each acquisition year presented. Each table will include the original take-on reserves by accident year and show how they have developed over time. In order to present our actual loss development information, the tables will be prepared on a fully prospective basis using constant foreign exchange rates, and will exclude retrospective loss development information experienced by third parties prior to us assuming the liabilities.
The disclosure in Appendix A provides an illustrative example of the 2017 acquisition year that we would have disclosed related to acquired businesses and retroactive reinsurance contracts that incepted within the year ended December 31, 2017, that would have been included within our 2017 Form 10-K. As the entire basis of presentation will change under this proposal, such as including additional lines of business within each acquisition year triangle which may not have been previously disclosed in our 2017 Form 10-K, we have not been able to complete all the required disclosures, such as claim counts by accident year, for purposes of submitting our response to the Staff's follow up letter dated August 29, 2018. This notwithstanding, we commit to providing all the required disclosures including claim counts by accident year in our 2018 Form 10-K filing and future filings with the Commission.
We have also included a mark-up of "Note 11 - Losses and Loss Adjustment Expenses" in Appendix B showing how the revised disclosures will be incorporated into our 2018 Form 10-K and future filings. We note that this revised methodology only applies to our Non-life Run-off segment and that the approach used in the preparation of the loss development triangles for our Atrium and StarStone segments will remain unchanged. As such, the disclosures provided in Appendix B only reflect the proposed changes to our Non-life Run-off segment since we do not expect the disclosures related to our Atrium and StarStone segments to change significantly from those included in our 2017 Form 10-K.
We believe that this revised approach will provide enhanced disclosures to the users of our financial statements and will fulfill the key objectives of ASU 2015-09, namely (1) increases the transparency of significant estimates made in measuring the liability for unpaid losses and LAE, (2) improves comparability by ensuring consistent disclosure of claims information, and (3) provides financial statement users with relevant information to facilitate an analysis of the amount, timing, and uncertainty of cash flows arising from business acquisitions and LPT contracts that we enter into in each year.
In addition, a significant portion of our business relates to accident years older than ten years, which are not included in the loss development tables required by ASC 944. In Appendix C to this letter we have included an illustrative inception-to-date roll-forward summary, which shows each of the ten most recent years of acquisition and includes all accident years within each year of acquisition. This will be reconciled to loss reserves and reinsurance recoverable balances on our balance sheet. This complementary consolidated information, considered together with the Asbestos and Environmental loss development information already included in the Critical Accounting Policies section of our Form 10-K, will provide a more complete view of our actual loss reserve development. This additional information will be included in "Part I - Item 1 - Business" in our 2018 Form 10-K and future filings with the Commission.
Comment 3:
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

We acknowledge the reconciliations and supporting information provided in your response to our prior comment four. Please address the following:

•
Your adjustment for the NLRO segment of $245.4 million “to remove the net incurred losses and LAE related to the 2017 LPT transactions presented prospectively and included within the 2017 calendar year column in the loss development tables” seems vague. Confirm that this adjustment removes only the “take-on impact” and that the favorable loss development of $196,540 includes loss development that occurred in 2017 for these LPT transactions. Also, explain how this adjustment of $245.4 million relates to total liabilities acquired in 2017 of $4.3 billion, as presented on page 4 of your Form 10-K.

•
Your adjustment for the StarStone segment of $19.7 million for the difference between use of the “case reserves to IBNR ratio” and “earned premium ratio” is not clear. Explain why use of these different methodologies was necessary and refer us to the specific technical guidance upon which you relied in using these methods and asserting that they represent generally accepted methodologies.

Response:
Our responses to the components of the Staff's question are set forth below:

1.	Non-life Run-off Segment:
As noted in our response to Comment 2 above, we have provided a revised basis of presenting the loss development triangles by acquisition year and further by significant line of business within an acquisition year. This revised approach will make redundant some of the reconciling items that we had previously provided in our initial response dated August 1, 2018. That notwithstanding, we confirm the following to the Staff:

•
The $245.4 million reconciling item included in our initial response dated August 1, 2018, related to the adjustment for the take-on impact of the LPT reinsurance agreements that we completed in 2017 and which we had presented prospectively within the loss development triangles under the prior approach that we used to prepare the required loss triangles. Under the revised approach as discussed in Comment 2 above, the impact of take-on will no longer distort the triangles as the basis of preparation includes both acquisition year and accident year.

•
The overall favourable loss development of $196.5 million related to prior periods within the Non-life Run-off segment includes loss development that occurred in 2017 related to the LPT reinsurance agreements that we completed in 2017.

•
The take-on impact adjustment of $245.4 million related to 2017 transactions and was prepared on a net-of-reinsurance basis, excluding accident years older than ten years. Whereas, the $4.3 billion is prepared on a gross basis, including accident years older than ten years, and this amount also included $1.9 billion of gross unpaid losses and LAE that were assumed in three transactions (with Zurich Australia, AXIS Managing Agency Limited and Neon Underwriting Limited) completed after December 31, 2017 but before we issued our 2017 Form 10-K on February 28, 2018.

2.	StarStone Segment:

The following discusses why we have utilized two different methodologies for allocating IBNR by accident year:

•
Loss Development Triangles. When we completed the acquisition of StarStone on April 1, 2014, we did not have access to reliable historical claims information that would enable us to provide the incurred and cumulative paid losses development disclosures required by ASU 2015-09 on a retrospective basis and we therefore determined that adopting a prospective presentation approach was appropriate. As part of this process, we used the Case-to-IBNR ratio to allocate the Assumed IBNR to prior accident years as an acceptable practical approach to producing StarStone's loss development triangles. To ensure consistency in approach, we have continued using the Case-to-IBNR ratio to prepare StarStone's loss development triangles for subsequent calendar years such that the loss development trend is not distorted by a change in methodology.

•
Net Loss Reserve Fiscal Year Roll-forward. With respect to the preparation of the loss reserves roll-forward analysis related to the StarStone segment, subsequent to our acquisition of the company, we have streamlined the financial reporting processes as well as the quality of the management information generated over time, which has enabled us to use such metrics as premium-earned ratios by line of business to allocate IBNR to current and prior periods.

The use of the two methodologies is a direct consequence of the quality of the financial information that was available to us both pre- and post-acquisition of StarStone. There is no specific technical guidance issued by the FASB relating to how IBNR should be allocated to accident years. Both of the approaches utilized above are actuarially accepted IBNR allocation methodologies.
Comment 4:
11. Losses and Loss Adjustment Expenses
Disclosure of Incurred and Paid Loss development, IBNR, Claims Counts and Payout Percentages, page 164

We acknowledge the information provided in your response to our prior comment five. We continue to believe that your revised explanations supporting loss development are vague. Please provide a more detailed analysis for each line of business and each year presented that reflects the key factors underlying year-to-year fluctuations in loss development. Include separate quantifications of the impacts of actual loss emergence and commutations as indicated in your statement that the “overall net favorable reserve development of $181.3 million was primarily attributable to better-than-expected actual loss emergence and commutations that were settled at amounts below the actual carried loss reserves.” In addition, explain how the information provided in your response, including the tabular presentation on page 13, will be integrated with existing disclosure for the NLRO segment on pages 167-178 of the Form 10-K.
Response:
We acknowledge the Staff's comment and in response we have provided more detailed information regarding the key drivers of our loss development by significant line of business, including separate quantifications of the impacts of actual loss emergence and commutations, in Appendix B to this letter. We refer to the draft "Note 11- Losses and Loss Adjustment Expenses" included in Appendix B to this letter, which shows how the additional disclosures and tabular presentation will be integrated into our future filings with the Commission starting with our 2018 Form 10-K.

****
If you have any questions about our response, please do not hesitate to contact me at (441) 278-1481.

Sincerely,

/s/ Guy Bowker
Guy Bowker
Chief Financial Officer

cc:    Frank Wyman     (Securities and Exchange Commission)
            Colin Couper     (KPMG Audit Limited)
        Robert C. Juelke, Esq. (Drinker Biddle & Reath LLP)

Appendix A
Example loss triangles as at December 31, 2017

The following table provides a breakdown of the net losses and LAE reserves by acquisition year and line of business as at December 31, 2017.

	Acquisition Year
	2008 and Prior	2009	2010	2011	2012	2013	2014	2015	2016	2017	Total
Asbestos	$202,744	$8,302	$89,157	$393	$5,704	$7,181	$—	$1,006	$495,005	$869,330	$1,678,822
Environmental	34,841	543	7,580	220	—	—	—	—	103,958	37,252	184,394
General casualty	105,289	3,007	24,022	33,796	26,811	26,875	38,569	68,589	4,971	139,609	471,538
Workers' compensation/personal accident	2,707	176	57,730	94,723	14,917	117,474	—	518,020	357,062	97,617	1,260,426
Marine, aviation and transit	6,446	9,221	3,290	5,394	—	359	18,865	3,210	—	95,220	142,005
Construction defect	—	—	858	176	—	—	—	59,755	46,645	42,279	149,713
Professional indemnity/Directors & Officers	2,227	6,003	5,934	12,016	30,553	3,591	45,593	—	114,701	—	220,618
All Other	99,412	7,882	38,759	20,455	22,373	722	47,227	52,112	27,920	142,813	459,675
Total	$453,666	$35,134	$227,330	$167,173	$100,358	$156,202	$150,254	$702,692	$1,150,262	$1,424,120	$4,567,191

Appendix A
Example loss triangles as at December 31, 2017

Business Acquired and Retroactive Reinsurance Contracts Incepting during the Year Ended December 31, 2017
The following tables present the company's total net incurred and cumulative paid loss development information by accident year for businesses acquired and retroactive reinsurance contracts incepting within the year ended December 31, 2017.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance			As of December 31, 2017
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2017	IBNR	Cumulative Number of Claims
2008	$44,404	$41,886	$15,813	xxx
2009	35,559	34,221	14,399	xxx
2010	32,423	28,127	15,773	xxx
2011	40,247	29,029	13,757	xxx
2012	41,838	33,651	12,241	xxx
2013	34,879	29,527	8,243	xxx
2014	31,245	18,701	7,841	xxx
2015	7,592	5,278	3,132	xxx
2016	267	(99)	10	xxx
2017	—	2,557	1,972	xxx
	$268,454	$222,878
Total net reserves acquired older than 10 years	1,221,772
Total net reserves acquired	$1,490,226

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2017
2008		$10,511
2009		6,672
2010		4,287
2011		4,125
2012		10,348
2013		9,509
2014		6,482
2015		1,361
2016		(56)
2017		156
		$53,395

All outstanding liabilities for unpaid losses and LAE prior to 2008, net of reinsurance		1,254,631
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance		$1,424,114
The most significant lines of business within the 2017 acquisition year were general casualty and workers' compensation, which comprised approximately 10% and 7% respectively, of the total outstanding net liabilities for unpaid losses and LAE related to the 2017 acquisition year within the Non-life Run-off segment as at December 31, 2017. Additional loss development triangles have been presented for these lines of business below.

Appendix A
Example loss triangles as at December 31, 2017

Businesses Acquired and Retroactive Reinsurance Contracts Incepting during the Year Ended December 31, 2017 - General Casualty
The following tables present the Company's net incurred and cumulative paid loss development information by accident year for businesses acquired and retroactive reinsurance contracts incepting within the year ended December 31, 2017 for the general casualty line of business.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance			As of December 31, 2017
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2017	IBNR	Cumulative Number of Claims
2008	$15,104	$17,461	$6,256	xxx
2009	17,641	18,897	6,971	xxx
2010	14,642	10,985	5,791	xxx
2011	17,902	11,459	5,509	xxx
2012	16,756	15,861	4,126	xxx
2013	16,870	17,720	3,978	xxx
2014	12,730	6,651	2,629	xxx
2015	3,112	3,464	1,193	xxx
2016	(72)	(77)	—	xxx
2017	—	—	—	xxx
	$114,685	$102,421
Total net reserves acquired older than 10 years	75,169
Total net reserves acquired	$189,854

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2017
2008		$4,589
2009		3,341
2010		1,958
2011		753
2012		6,850
2013		5,927
2014		1,581
2015		469
2016		—
2017		—
		$25,468

All outstanding liabilities for unpaid losses and LAE prior to 2008, net of reinsurance		62,655
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance		$139,608

Appendix A
Example loss triangles as at December 31, 2017

Businesses Acquired and Retroactive Reinsurance Contracts Incepting within the Year Ended December 31, 2017 - Workers' Compensation
The following tables present the Company's net incurred and cumulative paid loss development information by accident year for businesses acquired and retroactive reinsurance contracts incepting within the year ended December 31, 2017 for the workers' compensation line of business.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance			As of December 31, 2017
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2017	IBNR	Cumulative Number of Claims
2008	$14,281	$14,106	$4,334	xxx
2009	4,954	3,972	1,398	xxx
2010	5,442	5,568	1,769	xxx
2011	7,352	6,750	2,066	xxx
2012	14,756	11,775	4,704	xxx
2013	3,582	2,207	740	xxx
2014	860	635	412	xxx
2015	203	68	51	xxx
2016	38	(22)	10	xxx
2017	—	2,557	1,972	xxx
	$51,468	$47,616
Total net reserves acquired older than 10 years	97,234
Total net reserves acquired	$148,702

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2017
2008		$1,788
2009		495
2010		1,023
2011		1,334
2012		2,297
2013		403
2014		112
2015		(22)
2016		(56)
2017		156
		$7,530

All outstanding liabilities for unpaid losses and LAE prior to 2008, net of reinsurance		57,604
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance		$97,690

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

The following is a mark-up of the proposed revised draft disclosures relating to our Non-life Run-off segment to be included in the 2018 Form 10-K and future filings.
11. LOSSES AND LOSS ADJUSTMENT EXPENSES
The liability for losses and LAE, also referred to as loss reserves, represents our gross estimates before reinsurance for unpaid reported losses and losses that have been incurred but not reported ("IBNR") for our Non-life Run-off, Atrium and StarStone segments. We recognize an asset for the portion of the liability that we expect to recover from reinsurers. LAE reserves include allocated loss adjustment expenses ("ALAE"), and unallocated loss adjustment expenses ("ULAE"). ALAE are linked to the settlement of an individual claim or loss, whereas ULAE are based on our estimates of future costs to administer the claims. IBNR represents reserves for loss and LAE that have been incurred but not yet reported to us. This includes amounts for unreported claims, development on known claims and reopened claims.
The following table summarizes the liability for losses and LAE by segment as at December 31, 2018 and 2017:

	2018				2017
	Non-life Run-off	Atrium	StarStone	Total	Non-life Run-off	Atrium	StarStone	Total
Outstanding losses	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$3,185,703	$78,363	$590,977	$3,855,043
IBNR	x,xxx	x,xxx	x,xxx	x,xxx	2,903,927	150,508	599,221	3,653,656
Fair value adjustments	x,xxx	x,xxx	x,xxx	x,xxx	(125,998)	9,547	(555)	(117,006)
Fair value adjustments - fair value option	x,xxx	x,xxx	x,xxx	x,xxx	(314,748)	—	—	(314,748)
ULAE	x,xxx	x,xxx	x,xxx	x,xxx	300,588	2,455	18,100	321,143
Total	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$5,949,472	$240,873	$1,207,743	$7,398,088

Reconciliation to Consolidated Balance Sheet:
Losses and loss adjustment expenses				$x,xxx				$5,603,419
Losses and loss adjustment expenses, at fair value				x,xxx				1,794,669
Total				$x,xxx				$7,398,088
The overall increase in the liability for losses and LAE between December 31, 2017 and December 31, 2018 was primarily attributable to the assumed reinsurance agreements with Zurich Australia, Neon and Novae in our Non-life Run-off segment, for which we have elected the fair value option, as described in Note 4 - "Significant New Business".

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

The table below provides a consolidated reconciliation of the beginning and ending net liability for losses and LAE for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
Balance as at January 1	$x,xxx	$5,987,867	$5,720,149
Less: reinsurance reserves recoverable	x,xxx	1,388,193	1,360,382
Less: deferred charges on retroactive reinsurance	x,xxx	94,551	255,911
Net balance as at January 1	x,xxx	4,505,123	4,103,856
Net incurred losses and LAE:
Current period	x,xxx	437,853	493,016
Prior periods	x,xxx	(244,302)	(318,917)
Total net incurred losses and LAE	x,xxx	193,551	174,099
Net paid losses:
Current period	x,xxx	(82,273)	(79,579)
Prior periods	x,xxx	(862,921)	(753,478)
Total net paid losses	x,xxx	(945,194)	(833,057)
Effect of exchange rate movement	x,xxx	158,429	(46,903)
Acquired on purchase of subsidiaries	x,xxx	10,251	10,019
Assumed business	x,xxx	1,525,703	1,340,444
Ceded business	x,xxx	—	(243,335)
Net balance as at December 31	x,xxx	5,447,863	4,505,123
Plus: reinsurance reserves recoverable	x,xxx	1,870,033	1,388,193
Plus: deferred charges on retroactive reinsurance	x,xxx	80,192	94,551
Balance as at December 31	$x,xxx	$7,398,088	$5,987,867
The tables below provide the components of net incurred losses and LAE by segment for the years ended December 31, 2018, 2017 and 2016:

Year Ended December 31, 2018
	Non-life Run-off	Atrium	StarStone	Total
Net losses paid	$x,xxx	$x,xxx	$x,xxx	$x,xxx
Net change in case and LAE reserves	x,xxx	x,xxx	x,xxx	x,xxx
Net change in IBNR reserves	x,xxx	x,xxx	x,xxx	x,xxx
~~Amortization of deferred charges~~	~~x,xxx~~	~~x,xxx~~	~~x,xxx~~	~~x,xxx~~
Increase (reduction) in estimates of net ultimate losses	x,xxx	x,xxx	x,xxx	x,xxx
Reduction in provisions for bad debt	x,xxx	x,xxx	x,xxx	x,xxx
Increase (reduction) in provisions for unallocated LAE	x,xxx	x,xxx	x,xxx	x,xxx
Amortization of deferred charges	x,xxx	x,xxx	x,xxx	x,xxx
Amortization of fair value adjustments	x,xxx	x,xxx	x,xxx	x,xxx
Changes in fair value - fair value option	x,xxx	x,xxx	x,xxx	x,xxx
Net incurred losses and LAE	$x,xxx	$x,xxx	$x,xxx	$x,xxx

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

	Year Ended December 31, 2017
	Non-life Run-off	Atrium	StarStone	Total
Net losses paid	$581,723	$55,678	$307,793	$945,194
Net change in case and LAE reserves	(381,053)	8,338	31,685	(341,030)
Net change in IBNR reserves	(390,727)	7,679	(23,540)	(406,588)
~~Amortization of deferred charges~~	~~14,359~~	~~—~~	~~—~~	~~14,359~~
Increase (reduction) in estimates of net ultimate losses	(190,057)	71,695	315,938	197,576
Reduction in provisions for bad debt	(1,536)	159	—	(1,377)
Increase (reduction) in provisions for unallocated LAE	(53,810)	285	(187)	(53,712)
Amortization of deferred charges	14,359	—	—	14,359
Amortization of fair value adjustments	10,114	(2,720)	(945)	6,449
Changes in fair value - fair value option	30,256	—	—	30,256
Net incurred losses and LAE	$(190,674)	$69,419	$314,806	$193,551

	Year Ended December 31, 2016
	Non-life Run-off	Atrium	StarStone	Total
Net losses paid	$533,806	$47,998	$251,253	$833,057
Net change in case and LAE reserves	(608,785)	(148)	73,049	(535,884)
Net change in IBNR reserves	(347,384)	13,700	75,643	(258,041)
~~Amortization of deferred charges~~	~~168,827~~	~~—~~	~~—~~	~~168,827~~
Increase (reduction) in estimates of net ultimate losses	(422,363)	61,550	399,945	39,132
Increase in provisions for bad debt	(13,822)	—	—	(13,822)
Reduction in provisions for unallocated LAE	(43,955)	145	3,543	(40,267)
Amortization of deferred charges	168,827	—	—	168,827
Amortization of fair value adjustments	25,432	(3,308)	(1,895)	20,229
Net incurred losses and LAE	$(285,881)	$58,387	$401,593	$174,099
Loss Development Information
Methodology for Establishing Reserves
The liability for losses and LAE includes an amount determined from reported claims and an amount based on historical loss experience and industry statistics for IBNR using a variety of actuarial methods. Our loss reserves cover multiple lines of business, which include workers' compensation, general casualty, asbestos and environmental, marine, aviation and transit, construction defects and other non-life lines of business. Our management, through our loss reserving committees, considers the reasonableness of loss reserves recommended by our actuaries, including actual loss development during the year.
Case reserves are recognized for known claims (including the cost of related litigation) when sufficient information has been reported to us to indicate the involvement of a specific insurance policy. We use considerable judgment in estimating losses for reported claims on an individual claim basis based upon our knowledge of the circumstances surrounding the claim, the severity of the injury or damage, the jurisdiction of the occurrence, the potential for ultimate exposure, the type of loss, and our experience with the line of business and policy provisions relating to the particular type of claim. The reserves for unpaid reported losses and LAE are established by management based on reports from brokers, ceding companies and insureds and represent the estimated ultimate cost of events or conditions that have been reported to, or specifically identified, by us. We also consider facts currently known and the current state of the law and coverage litigation.
IBNR reserves are established by management based on actuarially determined estimates of ultimate losses and loss expenses. We use generally accepted actuarial methodologies to estimate ultimate losses and LAE and those estimates are reviewed by our management. In addition, the routine settlement of claims, at either below or above

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

the carried advised loss reserve, updates historical loss development information to which actuarial methodologies are applied often, resulting in revised estimates of ultimate liabilities. On an annual basis, independent actuarial firms are retained by management to provide their estimates of ultimate losses and to review the estimates developed by our actuaries.
Within the annual loss reserve studies produced by either our actuaries or independent actuaries, exposures for each subsidiary are separated into homogeneous reserving categories for the purpose of estimating IBNR. Each reserving category contains either direct insurance or assumed reinsurance reserves and groups relatively similar types of risks and exposures (for example, asbestos, environmental, casualty, property) and lines of business written (for example, marine, aviation, non-marine). Based on the exposure characteristics and the nature of available data for each individual reserving category, a number of methodologies are applied. Recorded reserves for each category are selected from the actuarial indications produced by the various methodologies after consideration of exposure characteristics, data limitations and strengths and weaknesses of each method applied. This approach to estimating IBNR has been consistently adopted in the annual loss reserve studies for each period presented.
The estimation of unpaid claim liabilities at any given point in time is subject to a high degree of uncertainty for a number of reasons. A significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event. Our actuarial methodologies include industry benchmarking which, under certain methodologies, compares the trend of our loss development to that of the industry. To the extent that the trend of our loss development compared to the industry changes in any period, it is likely to have an impact on the estimate of ultimate liabilities. Unpaid claim liabilities for property and casualty exposures in general are impacted by changes in the legal environment, jury awards, medical cost trends and general inflation. Certain estimates for unpaid claim liabilities involve considerable uncertainty due to significant coverage litigation, and it can be unclear whether past claim experience will be representative of future claim experience. Ultimate values for such claims cannot be estimated using reserving techniques that extrapolate losses to an ultimate basis using loss development factors, and the uncertainties surrounding the estimation of unpaid claim liabilities are not likely to be resolved in the near future. In addition, reserves are established to cover loss development related to both known and unasserted claims. Consequently, our subsequent estimates of ultimate losses and LAE, and our liability for losses and LAE, may differ materially from the amounts recorded in the consolidated financial statements.
These estimates are reviewed regularly and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments, if any, will be recorded in earnings in the period in which they become known. Prior period development arises from changes to loss estimates recognized in the current year that relate to loss reserves established in previous calendar years.
Asbestos and Environmental
In establishing the reserves for losses and LAE related to asbestos and environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves have been established to cover additional exposures on both known and unreported claims. Estimates of the reserves are reviewed and updated continually. Developed case law and claim histories are still evolving for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of our potential losses for these claims. There can be no assurance that the reserves established by us will be adequate or will not be adversely affected by the development of other latent exposures.
Disclosures of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout Percentages
The loss development tables disclosed below, sets forth our historic incurred and paid loss development by accident year through December 31, 2018, net of reinsurance, as well as the cumulative number of reported claims, IBNR balances, and other supplementary information.
~~With the exception of our Atrium segment,~~ The loss development tables disclosed below are presented ~~by line of business for our Non-life Run-off and StarStone segments~~ as follows:

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

•
Non-Life Run-off - Presented by acquisition year, if significant, and further disaggregated, if significant, by line of business. The lines of business ~~included within the loss development disclosures below~~ include General Casualty, Workers’ Compensation and Professional Indemnity/Directors & Officers;

•
StarStone - All the lines of business related to the StarStone segment have been included within the loss development disclosures below, namely, Casualty, Marine, Property, Aerospace and Workers’ Compensation; and

•
Atrium - The loss development disclosures for our Atrium segment have not been disaggregated further by line of business as the segment comprised only x% of our total consolidated liability for losses and LAE as at December 31, 2018 and was, therefore, not considered material for further disaggregation.

~~The loss development disclosures for our Atrium segment have not been disaggregated further by line of business as the segment comprised only x% of our total consolidated liability for losses and LAE as at December 31, 2018 and was, therefore, not considered material for further disaggregation.~~
~~Certain lines of business within our Non-Life Run-off segment were not included within the loss development disclosures presented below due to the following reasons:~~

~~•~~
~~The asbestos and environmental lines of business contain exposures which impact accident years older than those presented within the loss development tables disclosed below and have, therefore, not been included within those disclosures. These lines of business cumulatively comprised approximately xx% of our total net liabilities for losses and LAE, before reconciling items, within our Non-life Run-off segment, as at December 31, 2018;~~

~~•~~
~~The marine, aviation and transit and construction defect lines of business, which each comprised approximately xx% of our total net liabilities for losses and LAE, before reconciling items, within our Non-Life Run-off segment, as at December 31, 2018 were each not considered material for separate disclosure; and~~

~~•~~	~~The exposures included within the other category includes losses with several different development patterns that are not individually significant for separate disclosure.~~
For each acquisition year and/or line of business for which loss development tables have been provided below, the disclosure approach and format adopted reflects the following:

•	The incurred loss triangle includes both reported case reserves and IBNR liabilities, as well as cumulative paid losses;

•
Both the incurred and cumulative paid loss triangles include allocated loss adjustment expense (i.e. claims handling costs allocated to specific individual claims) but exclude unallocated loss adjustment expenses (i.e. the costs associated with internal claims staff and third party administrators as well as consultants that cannot be allocated to specific individual claims);

•
~~Fair value adjustments arising from the business acquisitions that we have completed as well as the retroactive reinsurance agreements for which we have elected the fair value option are excluded from the incurred loss triangles;~~

•
The fair value adjustments related to business acquisitions are excluded from the loss development tables, however the undiscounted incurred losses, cumulative paid losses and allocated loss adjustment expenses related to business acquisitions are included in the loss development tables;

•
The fair value adjustments related to retroactive reinsurance agreements for which we have elected the fair value option are excluded from the loss development tables, however the undiscounted incurred losses, cumulative paid losses and allocated loss adjustment expenses retroactive reinsurance agreements for which we have elected the fair value option are included in the loss development tables;

•
The amounts included within the loss triangles for the years ended December 31, 2009 through to December 31, 2017, (April 1, 2014 through to December 31, 2017 in the case of StarStone since its date of acquisition), as well as the historical average annual percentage payout ratios as of December 31, 2018 are presented as supplementary information and are therefore unaudited;

•	All data presented within the loss triangles is net of reinsurance recoveries, excluding provisions for uncollectible reinsurance recoverables; ~~and~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

•	The IBNR reserves included within each incurred loss development table by accident year, reflect the net IBNR recorded as of December 31, 2018, including expected development on reported losses~~.~~;

•
For the Non-life Run-off segment loss development tables all information, for both acquisitions and retroactive reinsurance agreements, is presented prospectively. As the reserves are effectively re-underwritten at the date the reserves are acquired or assumed, the Company believes that the historical loss development prior to being acquired is not relevant to the future management of these reserves. In addition, the information required to prepare the loss development disclosures on a retrospective basis is not always available to us and a mixed approach would result in loss development triangles that are not entirely reflective of the actual loss development;

•
For the StarStone segment loss development tables all information has been presented on a prospective basis from the date of our acquisition of StarStone, which was effective on April 1, 2014. Providing pre-acquisition incurred and paid losses by accident year for years prior to 2014 was determined to be impracticable due to significant data limitations; and

•	For the Atrium segment loss development tables all information has been presented on a retrospective basis.
The historical dollar amounts disclosed within the loss development tables for all lines of business presented below are on a constant-currency basis, which is achieved by using constant foreign exchange rates between periods in the loss triangles, and translating prior period amounts denominated in currencies other than the U.S. dollar, which is our reporting currency, using the closing exchange rates as at December 31, 2018.
The impact of this exchange rate conversion is to show the change between periods exclusive of the effect of exchange rate fluctuations, which would otherwise distort the change in incurred losses and the cash flow patterns associated with those incurred losses shown within the loss development tables disclosed below. The change in incurred losses shown within the loss development tables below will, however, differ from other U.S. GAAP disclosures of incurred current and prior period reserve development amounts, which include the effect of exchange rate fluctuations.
~~The loss development tables disclosed below are presented retrospectively with respect to the acquisitions and retroactive reinsurance agreements that we have completed, where it is practicable to do so. However, where it is not practicable, a prospective approach has been adopted in the presentation of the loss development tables disclosed below as follows:~~

~~•~~
~~Acquisitions - The information included within the incurred and paid loss development tables for all the lines of business related to the StarStone segment below have been presented on a prospective basis from the date of our acquisition of StarStone, which was effective on April 1, 2014. Providing pre-acquisition incurred and paid losses by accident year for years prior to 2014 was determined to be impracticable due to significant data limitations. This prospective treatment was also adopted for the disclosures included within our Non-Life Run-off segment with respect to StarStone’s run-off business whose exposures are included within the general casualty and professional indemnity/Directors & Officers lines of business disclosed within our Non-Life Run-off loss development tables below; and~~

~~•~~
~~Retroactive reinsurance agreements - For those loss portfolio transfers that we assume through retroactive reinsurance agreements for which we don’t have access to historical loss development information from the ceding entities or where the data is not sufficiently reliable, these have been presented prospectively within the loss development tables disclosed below, from the date that the reinsurance agreements became effective.~~

~~This prospective treatment, therefore, results in loss development trends within the calendar year that either the business acquisition or retroactive reinsurance agreement is completed, that is not entirely reflective of the actual performance of the acquired business or the retroactive reinsurance agreement.~~
Establishing an estimate for loss reserves requires the incorporation of various assumptions and judgment, therefore, the information contained within the loss development disclosures below only allows readers or users of our consolidated financial statements to understand, at the summary level presented in the development tables, the change over time in our reported incurred loss estimates as well as the nature and patterns of the cash flows associated with those estimates. We, therefore, believe that the information provided within the loss development tables disclosed below is of limited use for independent analysis or application of standard actuarial estimations, and any results obtained from doing so should be interpreted with caution. ~~For a more detailed discussion on how our loss reserve estimates are established, refer to the discussion on “Losses and Loss Adjustment Expenses” within our Critical Accounting Policies.~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Cumulative Number of Reported Claims
Reported claim counts, on a cumulative basis, are provided as supplemental information to each incurred loss development table by accident year. We measure claim frequency information on an individual claim count basis within each of our segments as follows:

•
Non-Life Run-off - The claim frequency information for the exposures included within our Non-life Run-off ~~general casualty, workers’ compensation and professional indemnity~~ lines of business includes direct and assumed open and closed claims by accident year at the claimant level. Reported claims that are closed without a payment are included within our cumulative number of reported claims because we typically incur claim adjustment expenses on them prior to their closure. The claim count numbers exclude counts related to claims within policy deductibles where the insured is responsible for the payment of losses within the deductible layer. Individual claim counts related to certain assumed reinsurance contracts such as excess-of-loss and quota share treaties are not available to us, and the losses arising from these treaties have been treated as single claims for the purposes of determining claim counts. Therefore, each treaty year within the reinsurance contract is deemed a single claim because the detailed underlying individual claim information is generally not reported to us by our cedents; and

•
StarStone and Atrium - The claim frequency information is determined at the claimant level for the exposures within the lines of business related to these segments. Our claims system assigns a unique claim identifier to each reported claim we receive. Each unique claim identifier is deemed to be a single claim, irrespective of whether the claim remains open or has been closed with or without payment. For certain insurance facilities and business produced or managed by managing general agents, coverholders and third party administrators where the underlying claims data is reported to us in an aggregated format, the information necessary to provide cumulative claims frequency is not available. In such cases, we typically record a “block” claim in our system. This also applies to a small amount of assumed reinsurance business that we write where, similarly, the underlying claims data is reported to us in an aggregated format. In such instances, each assumed reinsurance contract is deemed a single claim.

The cumulative number of reported claims for our Atrium segment includes all claim counts for Syndicate 609. Our Atrium segment represents our 25% share of Syndicate 609's underwriting capacity and capital, however, the claims count is the same whether viewed at the 100% Syndicate level or for our 25% share.
Our reported claim frequency information is subject to the following inherent limitations when analyzing our loss experience and severity:

•
Claim counts are presented only on a reported and not on an ultimate basis. Therefore, reported claim counts include open claims which have outstanding reserves but exclude IBNR claims. As such the reported claims are consistent with reported losses, which can be calculated by subtracting IBNR losses from incurred losses. However, the reported claim counts are inconsistent with the losses in the incurred losses triangles, which include IBNR losses, and to losses in the paid loss triangles, which exclude outstanding reserves;

•	Reported claim counts have not been adjusted for ceded reinsurance, which may distort any measures of frequency or severity;

•
For lines of business that have a mix of primary and excess layer exposures, such as our general casualty and workers’ compensation lines of business, the reported claim counts may fluctuate from period to period between exposure layers, thereby distorting any measure of frequency and severity; and

•
The use of our reported claim frequency information to project ultimate loss payouts by disaggregated disclosure category or line of business may not be as meaningful as claim count information related to individual contracts at a more granular level.

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Non-Life Run-off Segment
The table below provides a reconciliation of the beginning and ending net reserves for losses and LAE for the years ended December 31, 2018, 2017 and 2016 for the Non-life Run-off segment:

	2018	2017	2016
Balance as at January 1	$x,xxx	$4,716,363	$4,585,454
Less: reinsurance reserves recoverable	x,xxx	1,000,953	1,034,747
Less: deferred charges on retroactive reinsurance	x,xxx	94,551	255,911
Net balance as at January 1	x,xxx	3,620,859	3,294,796
Net incurred losses and LAE:
Current period	x,xxx	5,866	5,829
Prior periods	x,xxx	(196,540)	(291,710)
Total net incurred losses and LAE	x,xxx	(190,674)	(285,881)
Net paid losses:
Current period	x,xxx	(2,835)	(3,869)
Prior periods	x,xxx	(578,888)	(529,937)
Total net paid losses	x,xxx	(581,723)	(533,806)
Effect of exchange rate movement	x,xxx	138,772	(27,478)
Acquired on purchase of subsidiaries	x,xxx	10,251	10,019
Assumed business	x,xxx	1,494,310	1,340,444
Ceded business	x,xxx	—	(177,235)
Net balance as at December 31	x,xxx	4,491,795	3,620,859
Plus: reinsurance reserves recoverable	x,xxx	1,377,485	1,000,953
Plus: deferred charges on retroactive reinsurance	x,xxx	80,192	94,551
Balance as at December 31	$x,xxx	$5,949,472	$4,716,363
Net incurred losses and LAE in the Non-life Run-off segment for the years ended December 31, 2018, 2017 and 2016 were as follows:

	2018			2017			2016
	Prior Period	Current Period	Total	Prior Period	Current Period	Total	Prior Period	Current Period	Total
Net losses paid	$x,xxx	$x,xxx	$x,xxx	$578,888	$2,835	$581,723	$529,937	$3,869	$533,806
Net change in case and LAE reserves	x,xxx	x,xxx	x,xxx	(381,450)	397	(381,053)	(608,168)	(617)	(608,785)
Net change in IBNR reserves	x,xxx	x,xxx	x,xxx	(393,100)	2,373	(390,727)	(349,726)	2,342	(347,384)
~~Amortization of deferred charges~~	~~x,xxx~~	~~x,xxx~~	~~x,xxx~~	~~14,359~~	~~—~~	~~14,359~~	~~168,827~~	~~—~~	~~168,827~~
Increase (reduction) in estimates of net ultimate losses	x,xxx	x,xxx	x,xxx	(195,662)	5,605	(190,057)	(427,957)	5,594	(422,363)
Reduction in provisions for bad debt	x,xxx	x,xxx	x,xxx	(1,536)	—	(1,536)	(13,822)	—	(13,822)
Increase (reduction) in provisions for unallocated LAE	x,xxx	x,xxx	x,xxx	(54,071)	261	(53,810)	(44,190)	235	(43,955)
Amortization of deferred charges	x,xxx	x,xxx	x,xxx	14,359	—	14,359	168,827	—	168,827
Amortization of fair value adjustments	x,xxx	x,xxx	x,xxx	10,114	—	10,114	25,432	—	25,432
Changes in fair value - fair value option	x,xxx	x,xxx	x,xxx	30,256	—	30,256	—	—	—
Net incurred losses and LAE	$x,xxx	$x,xxx	$x,xxx	$(196,540)	$5,866	$(190,674)	$(291,710)	$5,829	$(285,881)
Net change in case and LAE reserves comprises the movement during the year in specific case reserve liabilities as a result of claims settlements or changes advised to us by our policyholders and attorneys, less changes in case reserves recoverable advised by us to our reinsurers as a result of the settlement or movement of assumed claims. Net change in IBNR represents the gross change in our actuarial estimates of IBNR, less amounts recoverable.

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Year Ended December 31, 2018
The net reduction in incurred losses and LAE for the year ended December 31, 2018 of $xx.x million included net incurred losses and LAE of $xx.x million related to current period net earned premium, primarily for the portion of the run-off business acquired with Sussex. Excluding current period net incurred losses and LAE of $xx.x million, net incurred losses and LAE liabilities relating to prior periods were reduced by $xx.x million, which was attributable to a reduction in estimates of net ultimate losses of $xx million, a reduction in provisions for bad debt of $xx.x million and a reduction in provisions for unallocated LAE of $xx million, relating to 2018 run-off activity, partially offset by amortization of deferred charges of $xx.x million, amortization of fair value adjustments over the estimated payout period relating to companies acquired amounting to $xx.x million and a change in fair value of $xx.x million related to our assumed retroactive reinsurance agreements for which we have elected the fair value option.
The reduction in provisions for bad debt of $xx.x million was a result of the favorable resolution of contractual disputes with reinsurers, the reduction in bad debt provisions for insolvent reinsurers as a result of distributions received and the reduction of specific provisions held for potential disputes with reinsurers.
For the year ended December 31, 2018, the overall change in our estimates of net ultimate losses related to prior periods by line of business within our Non-life Run-off segment was as presented in the table below:

Year ended December 31, 2018
(in thousands of U.S dollars)
	Asbestos	Environmental	General Casualty	Workers' compensation	PI/D&O	All Other	Total
Net losses paid	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX
Net change in case and LAE reserves	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Net change in IBNR reserves	XXX	XXX	XXX	XXX	XXX	XXX	XXX
Increase (reduction) in estimates of net ultimate losses	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX	$XXX
During 2018, [... discussion to be included with a similar format to that shown for 2017 and 2016 years on following pages]
Year Ended December 31, 2017
The net reduction in incurred losses and LAE for the year ended December 31, 2017 of $190.7 million included net incurred losses and LAE of $5.9 million related to current period net earned premium, primarily for the portion of the run-off business acquired with Sussex. Excluding current period net incurred losses and LAE of $5.9 million, net incurred losses and LAE liabilities relating to prior periods were reduced by $196.5 million, which was attributable to a reduction in estimates of net ultimate losses of $195.7 million ~~$181.3 million~~, a reduction in provisions for bad debt of $1.5 million and a reduction in provisions for unallocated LAE of $54.1 million, relating to 2017 run-off activity, partially offset by the `amortization of deferred charges of $14.4 million, amortization of fair value adjustments over the estimated payout period relating to companies acquired amounting to $10.1 million and a change in fair value of $30.3 million related to our assumed retroactive reinsurance agreements with RSA and QBE completed during the period and for which we have elected the fair value option. ~~The reduction of estimates in net ultimate losses for the year ended December 31, 2017 was reduced by amortization of the deferred charge of $14.4 million.~~
~~The reduction in estimates of net ultimate losses relating to prior periods of $181.3 million comprised reductions in IBNR reserves of $393.1 million, partially offset by net incurred loss development of $211.8 million, which includes amortization of deferred charges of $14.4 million. The decrease in the estimate of net IBNR reserves of $393.1 million (compared to $349.7 million during the year ended December 31, 2016), was comprised of a decrease of $70.0 million relating to asbestos liabilities (compared to an increase of $39.4 million in 2016), a decrease of $7.5 million relating to environmental liabilities (compared to an increase $35.5 million in 2016), a decrease of $7.2 million relating to general casualty liabilities (compared to $0.8 million in 2016), a decrease of $156.2 million relating to workers' compensation liabilities (compared to $333.2 million in 2016) and a decrease of $152.2 million relating to all other remaining liabilities (compared to $90.6 million in 2016).~~
~~The reduction in net IBNR reserves of $393.1 million relating to prior periods was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to revised historical loss development data, following 59 commutations and policy buy-backs, to estimate loss reserves required to cover liabilities for unpaid losses and LAE relating to non-commuted exposures. The prior period estimate of net IBNR~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

~~reserves was reduced as a result of the combined impact on all classes of business of loss development activity during 2017, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred loss development resulting from settlement of net advised case and LAE reserves of $381.5 million for net paid losses of $578.9 million related to the settlement of non-commuted losses in the year and 59 commutations and policy buy-backs of assumed and ceded exposures. Net advised case and LAE reserves settled by way of commutation and policy buyback during the year ended December 31, 2017 amounted to $7.4 million (comprising $23.2 million of assumed case reserves and LAE reserves, partially offset by $15.8 million of ceded incurred reinsurance recoverable case reserves).~~
The reduction in provisions for bad debt of $1.5 million was a result of the favorable resolution of contractual disputes with reinsurers, the reduction in bad debt provisions for insolvent reinsurers as a result of distributions received and the reduction of specific provisions held for potential disputes with reinsurers.
For the year ended December 31, 2017, the overall change in our estimates of net ultimate losses related to prior periods by line of business within our Non-life Run-off segment was as presented in the table below:

	Year ended December 31, 2017
	(in thousands of U.S dollars)
	Asbestos	Environmental	General Casualty	Workers' compensation	PI/D&O	All Other	Total
Net losses paid	$105,664	$26,575	$92,032	$194,223	$33,402	$126,992	578,888
Net change in case and LAE reserves	(1,866)	(8,812)	(54,361)	(191,303)	(19,097)	(106,011)	(381,450)
Net change in IBNR reserves	(76,142)	(8,114)	(54,248)	(164,864)	(27,495)	(62,237)	(393,100)
Increase (reduction) in estimates of net ultimate losses	$27,656	$9,649	$(16,577)	$(161,944)	$(13,190)	$(41,256)	$(195,662)
During 2017, the $195.7 million reduction in estimates of net ultimate losses was primarily driven by reductions of $161.9 million in our workers' compensation line of business, reductions of $34.7 million in our construction defect line of business (which is included within the all other category in the table above) and various other smaller reductions in our general casualty and PI/D&O lines of business. These reductions were partially offset by an increase in the estimates of net ultimate losses of $37.3 million in our asbestos and environmental lines of business. The significant drivers of the results in the table above are explained below.
The $161.9 million reduction in estimates of net ultimate losses in our workers' compensation line of business arose primarily due to:
•a reduction of $117.0 million due to lower than expected actual paid and case development during the year, which when projected to ultimate losses through our actuarial models, resulted in a reduction in our estimates of net ultimate losses.
•a reduction of $27.5 million related to savings generated through the involvement of our Paladin Managed Care ("Paladin") subsidiary in a recently acquired workers' compensation portfolio. Through Paladin, we are able to achieve significant savings on medical costs through active claims management strategies over the life of the reported claims; and
•a reduction of $17.4 million due to commutations. We continue to actively seek to commute policies where possible and where the commutation of the policy is settled at a level below the carried value of the loss reserves, we record a reduction in our estimates of net ultimate losses.
In our construction defect class, which is included within the all other category in the table above, we reduced our estimates of net ultimate losses by $34.7 million, primarily due to:
•a reduction of $29.9 million due to lower than expected actual paid and case development during the year, which when projected to ultimate losses through our actuarial models, resulted in a reduction in our estimates of net ultimate losses. The lower than expected loss development was driven by our active claims management on one newly acquired portfolio, whereby we managed to significantly reduce the open number of claims in 2017; and
•a reduction of $4.8 million due to commutations where we settled a claim at less than the carried value of the loss reserves.

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

During 2017, we increased our estimates of net ultimate losses for asbestos and environmental reserves by $27.7 million and $9.6 million, respectively, primarily due to:
•an increase of $60.5 million and $10.9 million related to asbestos and environmental exposures respectively, which resulted from our annual actuarial review of one of our large recently acquired portfolios of asbestos and environmental exposures, partially offset by;
•reductions in several other distinct older portfolios of asbestos exposures.
Year Ended December 31, 2016
The net reduction in incurred losses and LAE for the year ended December 31, 2016 of $285.9 million included current period net incurred losses and LAE of $5.8 million related to current period net earned premium of $7.1 million (primarily for the portion of the run-off business acquired with Sussex). Excluding current period net losses and LAE of $5.8 million, net incurred losses and LAE liabilities relating to prior periods were reduced by $291.7 million, which was attributable to a reduction in estimates of net ultimate losses of $428.0 million ~~$259.1 million~~, reduction in provisions for bad debt of $13.8 million and a reduction in provision for unallocated LAE of $44.2 million, relating to 2016 run-off activity, partially offset by amortization of deferred charges of $168.6 million and amortization of fair value adjustments over the estimated payout period relating to companies acquired amounting to $25.4 million.
~~The reduction in estimates of net ultimate losses relating to prior periods of $259.1 million comprised reductions in IBNR reserves of $349.7 million partially offset by net incurred loss development of $90.6 million, which includes amortization of deferred charges of $168.8 million. The decrease in the estimate of net IBNR reserves of $349.7 million (compared to $377.7 million during the year ended December 31, 2015), was comprised of an increase of $39.4 million relating to asbestos liabilities (compared to a decrease of $32.0 million in 2015), an increase of $35.5 million relating to environmental liabilities (compared to a decrease of $1.6 million in 2015), a decrease of $0.8 million relating to general casualty liabilities (compared to $3.0 million in 2015), a decrease of $333.2 million relating to workers' compensation liabilities (compared to $243.4 million in 2015) and a decrease of $90.6 million relating to all other remaining liabilities (compared to $97.7 million in 2015).~~
 ~~The reduction in net IBNR reserves of $349.7 million relating to prior periods was a result of the application, on a basis consistent with the assumptions applied in the prior period, of our actuarial methodologies to revised historical loss development data, following 56 commutations and policy buy-backs, to estimate loss reserves required to cover liabilities for unpaid losses and LAE relating to non-commuted exposures. The prior period estimate of net IBNR reserves was reduced as a result of the combined impact on all classes of business of loss development activity during 2016, including commutations and the favorable trend of loss development related to non-commuted policies compared to prior forecasts. The net incurred loss development resulting from settlement of net advised case and LAE reserves of $608.2 million for net paid losses of $529.9 million related to the settlement of non-commuted losses in the year and 56 commutations and policy buy-backs of assumed and ceded exposures. Net advised case and LAE reserves settled by way of commutation and policy buy-back during the year ended December 31, 2016 amounted to $14.7 million (comprising $39.1 million of assumed case reserves and LAE reserves, partially offset by $24.4 million of ceded incurred reinsurance recoverable case reserves).~~
The reduction in provisions for bad debt of $13.8 million was a result of the collection of certain reinsurance recoverables against which bad debt provisions had been provided in earlier periods, and the reduction in bad debt provisions for insolvent reinsurers as a result of distributions received and the reduction of specific provisions held for potential disputes with reinsurers.
For the year ended December 31, 2016, the overall change in our estimates of net ultimate losses related to prior periods by line of business within our Non-life Run-off segment was as presented in the table below:

	Year ended December 31, 2016
	(in thousands of U.S dollars)
	Asbestos	Environmental	General Casualty	Workers' compensation	PI/D&O	All Other	Total
Net losses paid	$33,597	$12,365	$83,809	$255,662	$32,345	$112,159	529,937
Net change in case and LAE reserves	544	7,922	(51,885)	(405,103)	(45,530)	(114,116)	(608,168)
Net change in IBNR reserves	44,441	35,772	(46,972)	(324,655)	1,104	(59,416)	(349,726)
Increase (reduction) in estimates of net ultimate losses	$78,582	$56,059	$(15,048)	$(474,096)	$(12,081)	$(61,373)	$(427,957)

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

During 2016, the $428.0 million reduction in estimates of net ultimate losses was primarily driven by reductions of $474.1 million in our workers' compensation line of business, and various other smaller reductions in our all other, general casualty and PI/D&O lines of business. These reductions were partially offset by an increase in the estimates of net ultimate losses of $78.6 million and $56.1 million in our asbestos and environmental lines of business, respectively. The significant drivers of the results in the table above are explained below.
The reduction of $474.1 million in estimates of net ultimate losses in our workers' compensation line of business arose primarily due to:
•a reduction of $205.0 million attributable to a change in the assumptions relating to future medical escalation factors within one of our recently acquired portfolios. The change in assumptions brought this newly acquired portfolio in line with the remainder of our other workers' compensation portfolios;
•a reduction of $150.0 million due to the results of our first annual detailed actuarial review of one of our recently acquired portfolios; and
•a reduction of $119.1 million due to lower than expected actual loss development on several distinct workers' compensation portfolios acquired during 2015 which when projected to ultimate losses through our actuarial models, resulted in a reduction in our estimates of net ultimate losses. During 2016 we successfully integrated these portfolios into Enstar's operational claims environment which included significant cost mitigation strategies and processes, such as medical bill reviews, medical utilization management, litigation management and management of third-party administrators. These strategies and processes led to lower than expected loss development.
Asbestos and environmental reserves experienced an increase in net ultimate losses of $78.6 million and $56.1 million, respectively, primarily due to:
•an increase of $114 million and $51 million related to asbestos and environmental exposures respectively, which resulted from our annual actuarial review of a newly acquired portfolio. This review included a detailed account-level analysis of assumed liabilities from individual asbestos and environmental insureds, which was partially offset by;
•reductions in several other distinct older portfolios of asbestos exposures.
~~Asbestos and Environmental~~
~~In establishing the reserves for losses and LAE related to asbestos and environmental claims, management considers facts currently known and the current state of the law and coverage litigation. Liabilities are recognized for known claims (including the cost of related litigation) when sufficient information has been developed to indicate the involvement of a specific insurance policy, and management can reasonably estimate its liability. In addition, reserves have been established to cover additional exposures on both known and unreported claims. Estimates of the reserves are reviewed and updated continually. Developed case law and claim histories are still evolving for such claims, especially because significant uncertainty exists about the outcome of coverage litigation and whether past claim experience will be representative of future claim experience. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of our potential losses for these claims. There can be no assurance that the reserves established by us will be adequate or will not be adversely affected by the development of other latent exposures. The net liability for unpaid losses and LAE as of December 31, 2018 and 2017 included $xxx.x million and $1,863.2 million, respectively, which represented an estimate of the net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2018 and 2017 was $xxx million and $1,992.1 million, respectively. For the years ended December 31, 2018 and 2017, our reserves for asbestos and environmental liabilities increased by $xxx.x million and $970.4 million on a gross basis, respectively, and by $xxx.x million and $883.4 million on a net basis, respectively, due to acquisition activity in 2018 primarily related to the XXX transactions RSA and QBE transactions.~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Disclosures of Incurred and Paid Loss Development, IBNR, Claims Counts and Payout Percentages
The following tables provide a breakdown of the gross and net losses and LAE reserves by line of business as at December 31, 2018 and 2017:

	2018			2018
	Gross			Net
	OLR	IBNR	Total	OLR	IBNR	Total
	(in thousands of U.S. dollars)
Asbestos	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
Environmental	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
General casualty	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Workers' compensation/personal accident	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Marine, aviation and transit	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Construction defect	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Professional indemnity/Directors & Officers	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Other	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
Fair value adjustments			x,xxx			x,xxx
Fair value adjustments - fair value option			x,xxx			x,xxx
Deferred charge on retroactive reinsurance			x,xxx			x,xxx
			$x,xxx			$x,xxx
ULAE			x,xxx			x,xxx
Total			$x,xxx			$x,xxx

	2017			2017
	Gross			Net
	OLR	IBNR	Total	OLR	IBNR	Total
	(in thousands of U.S. dollars)
Asbestos	$366,446	$1,434,598	$1,801,044	$341,355	$1,337,467	$1,678,822
Environmental	95,801	95,259	191,060	91,049	93,345	184,394
General casualty	344,425	266,526	610,951	276,791	194,747	471,538
Workers' compensation/personal accident	1,458,430	748,949	2,207,379	889,265	371,161	1,260,426
Marine, aviation and transit	109,102	56,284	165,386	90,101	51,904	142,005
Construction defect	28,701	135,608	164,309	27,406	122,307	149,713
Professional indemnity/Directors & Officers	214,803	40,265	255,068	181,027	39,591	220,618
Other	567,995	126,438	694,433	356,424	103,251	459,675
	$3,185,703	$2,903,927	$6,089,630	$2,253,418	$2,313,773	$4,567,191
Fair value adjustments			(125,998)			(113,028)
Fair value adjustments - fair value option			(314,748)			(182,764)
Deferred charge on retroactive reinsurance			—			(80,192)
			$5,648,884			$4,191,207
ULAE			300,588			300,588
Total			$5,949,472			$4,491,795
In addition to the breakdown of our non-life run-off reserves by line of business we also monitor our reserves by acquisition year. That is the year in which the net reserves were acquired via a business acquisition or assumed via a retroactive reinsurance agreement. By analyzing the loss development triangles by acquisition year on a prospective basis, the impact of the take-on positions from year to year does not distort the loss development triangles.
The following table provides a summary of our loss reserves as at December 31, 2018 by year of acquisition and by significant line of business:

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

	2009 and Prior	2010	2011	2012	2013	2014	2015	2016	2017	2018	Total
Asbestos	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
Environmental	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
General casualty	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Workers' compensation/personal accident	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Marine, aviation and transit	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Construction defect	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Professional indemnity/Directors & Officers	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
All Other	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Total	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
~~As noted in the tables above, the significant lines of business within this segment include asbestos, general casualty, workers’ compensation and professional indemnity/Directors & Officers, which collectively comprised approximately xx% and xx% of total gross and net reserves, respectively, as at December 31, 2018 and 80% and 80% of total gross and net reserves, respectively, as at December 31, 2017. Separate loss development tables have been provided for the general casualty, workers’ compensation and professional indemnity/Directors & Officers lines of business as set forth below. The asbestos and the environmental lines of business are wholly comprised of losses with accident years before 2008 and therefore no accident year disclosures have been included within the loss development tables presented below for these lines of business. The exposures included within the marine, aviation and transit and construction defect lines of business, which each comprised approximately X% of total gross and net reserves, were each not considered material for separate disclosure within the loss development tables presented below. Similarly, the exposures included within the other category includes losses with several different development patterns that are not individually sufficiently significant to be disclosed in separate loss development tables.~~
Our non-life run-off segment is unique within the insurance industry in that legacy reserves are continuously being acquired and added to this segment through business acquisitions or through retroactive reinsurance agreements. ~~The loss development tables within this segment include actual loss development as well as the effects of integrating newly acquired reserves.~~ Accordingly, it would not be appropriate to extrapolate redundancies or deficiencies into the future ~~or to infer actual historical accident year development information~~ from the loss development tables provided below. Acquired and assumed reserves arising from business acquisitions and retroactive reinsurance agreements are presented on a full prospective ~~retrospective~~ basis. ~~Assumed reserves arising from retroactive reinsurance transactions are presented as follows: (i) unpaid reported losses are shown on a full retrospective basis, and (ii) assumed IBNR is shown on a prospective basis as historical IBNR is generally not available to us in these transactions. This presentation approach therefore distorts the loss development trends in the specific years in which these retroactive reinsurance transactions are completed. We have however disclosed additional development tables as appropriate to show the take-on IBNR reserves that we have assumed through the retroactive reinsurance agreements that we have completed in each calendar year, for the lines of business presented below~~.

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

~~General Casualty~~

~~Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance~~
	~~For the Years Ended December 31,~~												~~As of December 31, 2017~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~	~~2011 (unaudited)~~	~~2012 (unaudited)~~	~~2013 (unaudited)~~	~~2014 (unaudited)~~	~~2015 (unaudited)~~	~~2016 (unaudited)~~	~~2017~~	~~IBNR(1)~~	~~Cumulative Number of Claims~~
~~2008~~	~~$~~	~~20,277~~	~~$~~	~~24,456~~	~~$ 45,420~~	~~$ 51,927~~	~~$ 59,142~~	~~$ 63,437~~	~~$ 64,982~~	~~$ 69,784~~	~~$ 66,160~~	~~$ 84,811~~	~~$ 10,162~~	~~3,543~~
~~2009~~			~~20,081~~		~~27,612~~	~~48,009~~	~~66,202~~	~~84,596~~	~~86,618~~	~~92,084~~	~~94,550~~	~~112,799~~	~~10,570~~	~~3,497~~
~~2010~~					~~34,527~~	~~55,916~~	~~68,142~~	~~93,817~~	~~177,344~~	~~201,813~~	~~215,279~~	~~230,288~~	~~20,143~~	~~5,365~~
~~2011~~						~~40,109~~	~~42,977~~	~~68,439~~	~~83,854~~	~~87,625~~	~~86,727~~	~~92,802~~	~~16,825~~	~~3,864~~
~~2012~~							~~65,494~~	~~72,203~~	~~82,667~~	~~73,218~~	~~88,743~~	~~104,284~~	~~16,766~~	~~3,929~~
~~2013~~								~~60,121~~	~~76,526~~	~~50,524~~	~~53,597~~	~~72,586~~	~~13,387~~	~~2,529~~
~~2014~~									~~35,789~~	~~23,657~~	~~25,197~~	~~37,628~~	~~7,883~~	~~1,447~~
~~2015~~										~~9,478~~	~~9,891~~	~~14,003~~	~~5,500~~	~~516~~
~~2016~~											~~2,319~~	~~1,281~~	~~868~~	~~103~~
~~2017~~												~~141~~	~~115~~	~~26~~
											~~Total~~	~~$ 750,623~~

~~Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance~~
~~For The Years Ended December 31,~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~	~~2011 (unaudited)~~	~~2012 (unaudited)~~	~~2013 (unaudited)~~	~~2014 (unaudited)~~	~~2015 (unaudited)~~	~~2016 (unaudited)~~	~~2017~~
~~2008~~	~~$~~	~~5,752~~	~~$~~	~~12,512~~	~~$ 20,372~~	~~$ 30,193~~	~~$ 40,909~~	~~$ 45,447~~	~~$ 52,416~~	~~$ 54,510~~	~~$ 57,625~~	~~$ 62,930~~
~~2009~~			~~4,834~~		~~11,384~~	~~22,986~~	~~41,723~~	~~55,455~~	~~66,001~~	~~73,154~~	~~80,004~~	~~85,802~~
~~2010~~					~~6,108~~	~~14,462~~	~~26,943~~	~~41,340~~	~~97,854~~	~~150,681~~	~~179,633~~	~~195,858~~
~~2011~~						~~8,353~~	~~17,573~~	~~26,839~~	~~43,189~~	~~55,998~~	~~60,809~~	~~64,789~~
~~2012~~							~~12,435~~	~~17,787~~	~~31,031~~	~~42,991~~	~~58,717~~	~~71,372~~
~~2013~~								~~2,449~~	~~14,311~~	~~20,416~~	~~29,342~~	~~39,996~~
~~2014~~									~~1,740~~	~~5,070~~	~~10,300~~	~~19,672~~
~~2015~~										~~744~~	~~1,505~~	~~3,188~~
~~2016~~											~~81~~	~~147~~
~~2017~~												~~17~~
											~~Total~~	~~$ 543,771~~
					~~All outstanding liabilities for unpaid losses and LAE prior to 2008, net of reinsurance~~							~~264,686~~
					~~Total outstanding liabilities for unpaid losses and LAE, net of reinsurance~~							~~$ 471,538~~
~~(1) Total of IBNR plus expected development on reported losses.~~
~~The reconciliation of incurred and paid loss development to the liability for unpaid losses and LAE as presented in the tables above for the year ended December 31, 2017 is set forth below:~~

~~December 31, 2017~~
~~Liabilities for unpaid losses and allocated LAE, net of reinsurance~~	~~$~~	~~471,538~~
~~Reinsurance recoverable on unpaid losses~~	~~139,413~~
~~Gross liability for unpaid losses and LAE before unallocated loss adjustment expenses and fair value adjustments~~	~~$~~	~~610,951~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

~~The table below provides a summary of IBNR reserves assumed through retroactive reinsurance transactions which are presented on a prospective basis within the incurred losses table above from the year in which the transactions occurred:~~

~~For the Years Ended December 31,~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~		~~2011 (unaudited)~~		~~2012 (unaudited)~~		~~2013 (unaudited)~~		~~2014 (unaudited)~~		~~2015 (unaudited)~~		~~2016 (unaudited)~~		~~2017~~
~~Take-On IBNR for Assumed Business~~	~~$~~	~~—~~	~~$~~	~~3,633~~	~~$~~	~~—~~	~~$~~	~~25,703~~	~~$~~	~~—~~	~~$~~	~~5,263~~	~~$~~	~~—~~	~~$~~	~~36,501~~	~~$~~	~~79,495~~	~~XX~~
~~The following is unaudited supplementary information for average annual historical duration of claims:~~

~~Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance~~
	~~Year 1~~		~~Year 2~~		~~Year 3~~		~~Year 4~~		~~Year 5~~		~~Year 6~~		~~Year 7~~		~~Year 8~~		~~Year 9~~		~~Year 10~~
~~General casualty~~	~~6.64~~	~~%~~	~~8.29~~	~~%~~	~~10.25~~	~~%~~	~~14.39~~	~~%~~	~~15.49~~	~~%~~	~~10.99~~	~~%~~	~~7.85~~	~~%~~	~~5.2~~	~~%~~	~~4.41~~	~~%~~	~~6.26~~	~~%~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

~~Workers' Compensation~~

~~Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance~~
	~~For the Years Ended December 31,~~												~~As of December 31, 2017~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~	~~2011 (unaudited)~~	~~2012 (unaudited)~~	~~2013 (unaudited)~~	~~2014 (unaudited)~~	~~2015 (unaudited)~~	~~2016 (unaudited)~~	~~2017~~	~~IBNR(1)~~	~~Cumulative Number of Claims~~
~~2008~~	~~$~~	~~265,540~~	~~$~~	~~295,970~~	~~$ 315,753~~	~~$ 329,516~~	~~$ 327,727~~	~~$ 338,214~~	~~$ 344,977~~	~~$ 340,547~~	~~$ 344,352~~	~~$ 360,478~~	~~$ 13,587~~	~~43,430~~
~~2009~~			~~236,790~~		~~275,932~~	~~288,464~~	~~294,104~~	~~301,191~~	~~308,837~~	~~316,540~~	~~322,864~~	~~312,309~~	~~16,599~~	~~41,928~~
~~2010~~					~~257,331~~	~~291,649~~	~~309,258~~	~~326,852~~	~~337,680~~	~~344,619~~	~~348,008~~	~~354,173~~	~~25,476~~	~~46,023~~
~~2011~~						~~201,011~~	~~215,605~~	~~224,479~~	~~253,525~~	~~257,374~~	~~251,575~~	~~250,915~~	~~26,894~~	~~46,698~~
~~2012~~							~~191,946~~	~~200,200~~	~~232,410~~	~~227,214~~	~~223,991~~	~~231,740~~	~~41,832~~	~~44,448~~
~~2013~~								~~99,594~~	~~133,563~~	~~116,744~~	~~107,511~~	~~104,942~~	~~35,061~~	~~31,945~~
~~2014~~									~~75,905~~	~~87,181~~	~~81,227~~	~~82,084~~	~~18,062~~	~~10,925~~
~~2015~~										~~23,973~~	~~18,038~~	~~18,465~~	~~2,895~~	~~2,885~~
~~2016~~											~~981~~	~~1,055~~	~~652~~	~~38~~
~~2017~~												~~2,915~~	~~2,307~~	~~8~~
											~~Total~~	~~$ 1,719,076~~

~~Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance~~
~~For The Years Ended December 31,~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~	~~2011 (unaudited)~~	~~2012 (unaudited)~~	~~2013 (unaudited)~~	~~2014 (unaudited)~~	~~2015 (unaudited)~~	~~2016 (unaudited)~~	~~2017~~
~~2008~~	~~$~~	~~83,344~~	~~$~~	~~164,145~~	~~$ 219,202~~	~~$ 255,550~~	~~$ 278,088~~	~~$ 293,874~~	~~$ 306,607~~	~~$ 313,936~~	~~$ 317,946~~	~~$ 324,480~~
~~2009~~			~~76,071~~		~~146,631~~	~~198,214~~	~~233,516~~	~~254,348~~	~~270,693~~	~~275,620~~	~~283,407~~	~~275,573~~
~~2010~~					~~85,367~~	~~163,231~~	~~218,846~~	~~252,732~~	~~264,329~~	~~275,286~~	~~288,933~~	~~299,285~~
~~2011~~						~~44,931~~	~~110,189~~	~~153,192~~	~~134,487~~	~~162,444~~	~~185,650~~	~~199,292~~
~~2012~~							~~37,848~~	~~89,004~~	~~57,070~~	~~92,588~~	~~134,993~~	~~156,579~~
~~2013~~								~~18,305~~	~~(41,452 )~~	~~(17,142 )~~	~~21,187~~	~~45,909~~
~~2014~~									~~8,385~~	~~13,896~~	~~35,025~~	~~49,884~~
~~2015~~										~~4,602~~	~~8,944~~	~~11,432~~
~~2016~~											~~184~~	~~420~~
~~2017~~												~~159~~
											~~Total~~	~~$ 1,363,013~~
					~~All outstanding liabilities for unpaid losses and LAE prior to 2008, net of reinsurance~~							~~904,363~~
					~~Total outstanding liabilities for unpaid losses and LAE, net of reinsurance~~							~~$ 1,260,426~~
~~(1) Total of IBNR plus expected development on reported losses.~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

~~The reconciliation of incurred and paid loss development to the liability for unpaid losses and LAE as presented in the tables above for the year ended December 31, 2017 is set forth below:~~

~~December 31, 2017~~
~~Liabilities for unpaid losses and allocated LAE, net of reinsurance~~	~~$~~	~~1,260,426~~
~~Reinsurance recoverable on unpaid losses~~	~~946,953~~
~~Gross liability for unpaid losses and LAE before unallocated loss adjustment expenses and fair value adjustments~~	~~$~~	~~2,207,379~~
~~The table below provides a summary of IBNR reserves assumed through retroactive reinsurance transactions which are presented on a prospective basis within the incurred losses table above from the year in which the transactions occurred:~~

~~For the Years Ended December 31,~~
~~Accident Year~~	~~2009 (unaudited)~~		~~2010 (unaudited)~~		~~2011 (unaudited)~~		~~2012 (unaudited)~~		~~2013 (unaudited)~~		~~2014 (unaudited)~~		~~2015 (unaudited)~~		~~2016 (unaudited)~~		~~2017 (unaudited)~~		~~2018~~
~~Take-On IBNR for Assumed Business~~	~~$~~	~~5,323~~	~~$~~	~~5,954~~	~~$~~	~~—~~	~~$~~	~~—~~	~~$~~	~~—~~	~~$~~	~~—~~	~~$~~	~~—~~	~~$~~	~~100,000~~	~~$~~	~~62,192~~	~~XX~~
~~The following is unaudited supplementary information for average annual historical duration of claims:~~

~~Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance~~
	~~Year 1~~		~~Year 2~~		~~Year 3~~		~~Year 4~~		~~Year 5~~		~~Year 6~~		~~Year 7~~		~~Year 8~~		~~Year 9~~		~~Year 10~~
~~Workers' compensation~~	~~18.1~~	~~%~~	~~23.1~~	~~%~~	~~17.3~~	~~%~~	~~12.3~~	~~%~~	~~5.4~~	~~%~~	~~4.2~~	~~%~~	~~3.0~~	~~%~~	~~2.5~~	~~%~~	~~1.1~~	~~%~~	~~1.8~~	~~%~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

~~Professional Indemnity/Directors & Officers~~

~~Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance~~
	~~For the Years Ended December 31,~~												~~As of December 31, 2017~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~	~~2011 (unaudited)~~	~~2012 (unaudited)~~	~~2013 (unaudited)~~	~~2014 (unaudited)~~	~~2015 (unaudited)~~	~~2016 (unaudited)~~	~~2017~~	~~IBNR(1)~~		~~Cumulative Number of Claims~~
~~2008~~	~~$~~	~~4,149~~	~~$~~	~~23,865~~	~~$ 53,480~~	~~$ 58,806~~	~~$ 80,673~~	~~$ 86,120~~	~~$ 83,578~~	~~$ 77,421~~	~~$ 128,985~~	~~$ 128,410~~	~~$ 3,666~~		~~—~~
~~2009~~			~~1,205~~		~~14,027~~	~~25,782~~	~~48,547~~	~~54,345~~	~~58,429~~	~~62,705~~	~~59,906~~	~~57,076~~	~~2,238~~		~~—~~
~~2010~~					~~—~~	~~—~~	~~—~~	~~—~~	~~793~~	~~463~~	~~454~~	~~485~~	~~(3~~	~~)~~	~~520~~
~~2011~~						~~—~~	~~—~~	~~—~~	~~39,854~~	~~43,180~~	~~41,508~~	~~40,602~~	~~1,500~~		~~2,003~~
~~2012~~							~~—~~	~~—~~	~~59,123~~	~~69,319~~	~~67,098~~	~~65,893~~	~~3,254~~		~~2,281~~
~~2013~~								~~—~~	~~47,164~~	~~62,259~~	~~57,983~~	~~61,785~~	~~8,724~~		~~1,922~~
~~2014~~									~~7,374~~	~~4,903~~	~~5,496~~	~~3,760~~	~~2,417~~		~~439~~
~~2015~~										~~198~~	~~4,925~~	~~8,789~~	~~2,216~~		~~26~~
~~2016~~											~~42~~	~~—~~	~~—~~		~~1~~
~~2017~~												~~58~~	~~—~~		~~2~~
~~$ 366,858~~

~~Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance~~
~~For The Years Ended December 31,~~
~~Accident Year~~	~~2008 (unaudited)~~		~~2009 (unaudited)~~		~~2010 (unaudited)~~	~~2011 (unaudited)~~	~~2012 (unaudited)~~	~~2013 (unaudited)~~	~~2014 (unaudited)~~	~~2015 (unaudited)~~	~~2016 (unaudited)~~	~~2017~~
~~2008~~	~~$~~	~~179~~	~~$~~	~~3,157~~	~~$ 11,350~~	~~$ 26,799~~	~~$ 33,932~~	~~$ 40,045~~	~~$ 44,913~~	~~$ 53,018~~	~~$ 107,854~~	~~$ 109,032~~
~~2009~~			~~88~~		~~2,604~~	~~7,784~~	~~17,040~~	~~26,023~~	~~33,246~~	~~37,708~~	~~41,053~~	~~46,209~~
~~2010~~					~~—~~	~~—~~	~~—~~	~~—~~	~~462~~	~~463~~	~~456~~	~~490~~
~~2011~~						~~—~~	~~—~~	~~—~~	~~28,221~~	~~32,366~~	~~35,061~~	~~36,236~~
~~2012~~							~~—~~	~~—~~	~~33,687~~	~~44,410~~	~~51,396~~	~~54,208~~
~~2013~~								~~—~~	~~18,678~~	~~31,063~~	~~35,219~~	~~44,337~~
~~2014~~									~~430~~	~~717~~	~~1,075~~	~~1,127~~
~~2015~~										~~29~~	~~198~~	~~1,821~~
~~2016~~											~~—~~	~~—~~
~~2017~~												~~37~~
											~~Total~~	~~$ 293,497~~
					~~All outstanding liabilities for unpaid losses and LAE prior to 2008, net of reinsurance~~							~~147,257~~
					~~Total outstanding liabilities for unpaid losses and LAE, net of reinsurance~~							~~$ 220,618~~
~~(1) Total of IBNR plus expected development on reported losses.~~
~~The reconciliation of incurred and paid loss development to the liability for unpaid losses and LAE as presented in the tables above for the year ended December 31, 2018 is set forth below:~~

~~December 31, 2017~~
~~Liabilities for unpaid losses and allocated LAE, net of reinsurance~~	~~$~~	~~220,618~~
~~Reinsurance recoverable on unpaid losses~~	~~34,450~~
~~Gross liability for unpaid losses and LAE before unallocated loss adjustment expenses and fair value adjustments~~	~~$~~	~~255,068~~
~~The following is unaudited supplementary information for average annual historical duration of claims:~~

~~Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance~~
	~~Year 1~~		~~Year 2~~		~~Year 3~~		~~Year 4~~		~~Year 5~~		~~Year 6~~		~~Year 7~~		~~Year 8~~		~~Year 9~~		~~Year 10~~
~~Professional indemnity/ Directors & Officers~~	~~15.1~~	~~%~~	~~4.1~~	~~%~~	~~12.7~~	~~%~~	~~10.5~~	~~%~~	~~11.4~~	~~%~~	~~5.7~~	~~%~~	~~4.8~~	~~%~~	~~6.4~~	~~%~~	~~9.0~~	~~%~~	~~0.9~~	~~%~~

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2009
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2009.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance												As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2009 (unaudited)	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	—		—	—	—	—	—	—	—	—	—	—	—
2011	—			—	—	—	—	—	—	—	—	—	—
2012	—				—	—	—	—	—	—	—	—	—
2013	—					—	—	—	—	—	—	—	—
2014	—						—	—	—	—	—	—	—
2015	—							—	—	—	—	—	—
2016	—								—	—	—	—	—
2017	—									—	—	—	—
2018	—										—	—	—
	$x,xxx										$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For The Years Ended December 31,
Accident Year		2009 (unaudited)	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010			—	—	—	—	—	—	—	—	—
2011				—	—	—	—	—	—	—	—
2012					—	—	—	—	—	—	—
2013						—	—	—	—	—	—
2014							—	—	—	—	—
2015								—	—	—	—
2016									—	—	—
2017										—	—
2018											—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance											$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance											x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance											$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2010
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2010.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance											As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	—		—	—	—	—	—	—	—	—	—	—
2012	—			—	—	—	—	—	—	—	—	—
2013	—				—	—	—	—	—	—	—	—
2014	—					—	—	—	—	—	—	—
2015	—						—	—	—	—	—	—
2016	—							—	—	—	—	—
2017	—								—	—	—	—
2018	—									—	—	—
	$x,xxx									$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2010 (unaudited)	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2011			—	—	—	—	—	—	—	—
2012				—	—	—	—	—	—	—
2013					—	—	—	—	—	—
2014						—	—	—	—	—
2015							—	—	—	—
2016								—	—	—
2017									—	—
2018										—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance										$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance										x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance										$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2011
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2011.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance										As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	—		—	—	—	—	—	—	—	—	—
2013	—			—	—	—	—	—	—	—	—
2014	—				—	—	—	—	—	—	—
2015	—					—	—	—	—	—	—
2016	—						—	—	—	—	—
2017	—							—	—	—	—
2018	—								—	—	—
	$x,xxx								$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2011 (unaudited)	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2011		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2012			—	—	—	—	—	—	—
2013				—	—	—	—	—	—
2014					—	—	—	—	—
2015						—	—	—	—
2016							—	—	—
2017								—	—
2018									—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance									$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance									x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance									$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2012
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2012.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance									As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2013	—		—	—	—	—	—	—	—	—
2014	—			—	—	—	—	—	—	—
2015	—				—	—	—	—	—	—
2016	—					—	—	—	—	—
2017	—						—	—	—	—
2018	—							—	—	—
	$x,xxx							$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2012 (unaudited)	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2011		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2012		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2013			—	—	—	—	—	—
2014				—	—	—	—	—
2015					—	—	—	—
2016						—	—	—
2017							—	—
2018								—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance								$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance								x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance								$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2013
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2013.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance								As of December 31, 2018
For The Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2013	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2014	—		—	—	—	—	—	—	—
2015	—			—	—	—	—	—	—
2016	—				—	—	—	—	—
2017	—					—	—	—	—
2018	—						—	—	—
	$x,xxx						$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For The Years Ended December 31,
Accident Year		2013 (unaudited)	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2011		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2012		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2013		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2014			—	—	—	—	—
2015				—	—	—	—
2016					—	—	—
2017						—	—
2018							—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance							$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance							x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance							$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2014
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2014.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance							As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2013	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2014	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2015	—		—	—	—	—	—	—
2016	—			—	—	—	—	—
2017	—				—	—	—	—
2018	—					—	—	—
	$x,xxx					$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2014 (unaudited)	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2011		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2012		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2013		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2014		x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2015			—	—	—	—
2016				—	—	—
2017					—	—
2018						—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance						$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance						x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance						$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2015
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2015.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance						As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2013	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2014	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2015	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2016	—		—	—	—	—	—
2017	—			—	—	—	—
2018	—				—	—	—
	$x,xxx				$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2015 (unaudited)	2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx	x,xxx
2011		x,xxx	x,xxx	x,xxx	x,xxx
2012		x,xxx	x,xxx	x,xxx	x,xxx
2013		x,xxx	x,xxx	x,xxx	x,xxx
2014		x,xxx	x,xxx	x,xxx	x,xxx
2015		x,xxx	x,xxx	x,xxx	x,xxx
2016			—	—	—
2017				—	—
2018					—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance					$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance					x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance					$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2016
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2016.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance					As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2016 (unaudited)	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2013	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2014	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2015	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2016	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2017	—		—	—	—	—
2018	—			—	—	—
	$x,xxx			$x,xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2016 (unaudited)	2017 (unaudited)	2018
2009		$x,xxx	$x,xxx	$x,xxx
2010		x,xxx	x,xxx	x,xxx
2011		x,xxx	x,xxx	x,xxx
2012		x,xxx	x,xxx	x,xxx
2013		x,xxx	x,xxx	x,xxx
2014		x,xxx	x,xxx	x,xxx
2015		x,xxx	x,xxx	x,xxx
2016		x,xxx	x,xxx	x,xxx
2017			—	—
2018				—
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance				$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance				x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance				$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2017
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2017.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance				As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2017 (unaudited)	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2013	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2014	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2015	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2016	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2017	x,xxx	x,xxx	x,xxx	x,xxx	xxx
2018	—	—	—	—	—
	$x,xxx		$x,xx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2017 (unaudited)	2018
2009		$x,xxx	$x,xxx
2010		x,xxx	x,xxx
2011		x,xxx	x,xxx
2012		x,xxx	x,xxx
2013		x,xxx	x,xxx
2014		x,xxx	x,xxx
2015		x,xxx	x,xxx
2016		x,xxx	x,xxx
2017		x,xxx	x,xxx
2018		—	—
$x,xxx

All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance			x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance			$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Business Acquired and Contracts Incepting in the Year Ended December 31, 2018
The following tables present the company's total loss and loss adjustment expenses incurred, net, and loss and loss expenses paid, net by accident year for business acquired and retroactive reinsurance contracts incepting in the year ended December 31, 2018.

Incurred Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance			As of December 31, 2018
For the Years Ended December 31,
Accident Year	Total Net Reserves Acquired	2018	IBNR	Cumulative Number of Claims
2009	$x,xxx	$x,xxx	x,xxx	xxx
2010	x,xxx	x,xxx	x,xxx	xxx
2011	x,xxx	x,xxx	x,xxx	xxx
2012	x,xxx	x,xxx	x,xxx	xxx
2013	x,xxx	x,xxx	x,xxx	xxx
2014	x,xxx	x,xxx	x,xxx	xxx
2015	x,xxx	x,xxx	x,xxx	xxx
2016	x,xxx	x,xxx	x,xxx	xxx
2017	x,xxx	x,xxx	x,xxx	xxx
2018	x,xxx	x,xxx	x,xxx	xxx
	$x,xxx	$x,xxx	$x,xxx	xxx
Total net reserves acquired older than 10 years	x,xxx
Total net reserves acquired	$x,xxx

Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,
Accident Year		2018
2009		$x,xxx
2010		x,xxx
2011		x,xxx
2012		x,xxx
2013		x,xxx
2014		x,xxx
2015		x,xxx
2016		x,xxx
2017		x,xxx
2018		x,xxx
$x,xxx

Total outstanding liabilities for unpaid losses and LAE, net of reinsurance		$x,xxx
All outstanding liabilities for unpaid losses and LAE prior to 2009, net of reinsurance		x,xxx
Total outstanding liabilities for unpaid losses and LAE, net of reinsurance		$x,xxx
[Additional triangles by line of business, if significant, will be inserted here. Refer to Appendix A for an example of these.]

Appendix B
Example extract from "Note 11. Losses and Loss Adjustment Expenses"

Average Annual Historical Duration of Claims
The following is unaudited supplementary information for average annual historical duration of claims by year of acquisition and significant line of business within each acquisition year:

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Business acquired and contracts incepting in year ended December 31, 2009	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2010	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2011	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2012	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2013	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2014	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2015	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2016	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2017	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Business acquired and contracts incepting in year ended December 31, 2018	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%	x.xx%
Losses and LAE reserves reported at fair value
The following table includes the carrying amount of the liability for unpaid losses and LAE, net of reinsurance reported at fair value, the discount rates used to discount the liabilities and the related aggregate amount of the discount as at December 31, 2018 and the interest accretion for the year ended December 31, 2018, recorded within net incurred losses and LAE in our consolidated statements of earnings:

	As at December 31, 2018			For the Year Ended December 31, 2018
Line of business	Carrying value	Discount rate	Aggregate amount of discount	Interest Accretion
Asbestos	$x,xxx	x.x%	$x,xxx	$x,xxx
Environmental	x,xxx	x.x%	x,xxx	x,xxx
General casualty	x,xxx	x.x%	x,xxx	x,xxx
Workers' compensation/personal accident	x,xxx	x.x%	x,xxx	x,xxx
Marine, aviation and transit	x,xxx	x.x%	x,xxx	x,xxx
Construction defect	x,xxx	x.x%	x,xxx	x,xxx
Other	x,xxx	x.x%	x,xxx	x,xxx
ULAE	x,xxx	x.x%	x,xxx	x,xxx
Total	$x,xxx		$x,xxx	$x,xxx

Appendix C
Example Table to be Included in Part I - Item 1 - Business in our 2018 Form 10-K

Inception-to-Date Net Loss Reserve Roll-forward by Year of Acquisition
The following table provides an inception-to-date roll-forward of the acquired liabilities for net losses for the ten most recent years to December 31, 2018:

	Acquired Liabilities for Net Losses				Net Incurred Losses and LAE (Inception-to-Date)
Acquisition Year	Acquired Net Loss Reserves	Net Losses from Acquired Unearned Premium	Total Acquired Liabilities for Net Losses	Net Paid Losses (Inception-to-Date)	Change in Ultimate Net Losses	Amortization of Deferred charges	Change in provisions for bad debt	Change in provisions for ULAE	Amortization of fair value adjustments	Change in fair value - fair value option	Total Net incurred losses and LAE	Effect of Foreign Exchange (Inception-to-Date)	Closing Net Loss Reserves
2009	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
2010	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2011	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2012	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2013	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2014	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2015	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2016	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2017	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
2018	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx	x,xxx
Total	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx	$x,xxx
									All outstanding liabilities for unpaid losses and LAE acquired prior to 2009, net of reinsurance				x,xxx
									Total outstanding liabilities for unpaid losses and LAE, net of reinsurance				$x,xxx